

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

> **Re: Bellevue Life Sciences Acquisition Corp.**
> **Amended Draft Registration Statements on Form S-1**
> **Submitted November 5, 2021 and November 16, 2021**
> **CIK 0001840425**

Dear Mr. Hwang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 5, 2021

General

1. We note that the warrants are exercisable 30 days after the consummation of the initial business combination. Since the warrants may be exercisable within one year, please include in the registration statement the common stock underlying the warrants. See Compliance and Disclosure Interpretations Securities Act Sections Question 103.04.

2. We note the exclusive forum provision in the warrant certificate and warrant agreement. Please provide clear disclosure of this provision in the prospectus.

Index to Financial Statements, page F-1

3.    We note you included financial statements as of and for the nine months ended September 30, 2021 in your amended filing.  Please further revise your filing to include the corresponding period of the preceding fiscal year for the Statements of Operations, Statements of Changes in Stockholder's Equity (Deficiency), and Statements of Cash Flows.  Please refer to Rule 3-02 and Rule 3-04 of Regulation S-X.

    You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Gary J. Kocher